

Mail Stop 3720

January 11, 2007

<u>Via U.S. Mail and Fax</u> (785) 856-9700
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring Inc.
1035 N. 3rd Street
Suite 101
Lawrence, Kansas 66044

> RE: **Protection One, Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2005**
> **Filed April 10, 2006**
> **Form 10-Q for the Quarter Ended September 30, 2006**
> **File No. 1-12181**

Dear Mr. Nevin:

We have reviewed your supplemental response letter dated December 18, 2006 as well as your filings and have the following comments. As noted in our comment letter dated December 8, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Darius G. Nevin
Protection One Inc.
January 11, 2007
Page 2

Form 10-K for the Year Ended December 31, 2005

10. Employee Benefit Plans

Stock Appreciation Rights Plan, page 52

1. We note your response to prior comment 1 and your statement that the SARs are worthless absent the contingent event of a qualified sale. In future filings, please revise your disclosure as of each balance sheet date to unequivocally state that no value will be allocated to the SARs until it becomes *probable* that a qualified sale will occur.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director